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                           September 25, 2020

       Christopher Brown
       General Counsel
       ALLEGRO MICROSYSTEMS INC
       955 Perimeter Road
       Manchester, New Hampshire 03103

                                                        Re: ALLEGRO
MICROSYSTEMS INC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
11, 2020
                                                            CIK 0000866291

       Dear Mr. Brown:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed September 11, 2020

       Non-GAAP Financial Metrics
       Adjusted Gross Profit and Adjusted Gross Margin
       Adjusted EBITDA and Adjusted EBITDA Margin, page 96

   1. We have reviewed your responses to comments 5 and 6 as well as your revised disclosure.
                                                        It appears that the
calculation of your non-GAAP measures include adjustments for normal, recurring
operating expenses that were necessary to operate your business at the time those costs were
incurred. Accordingly, please modify the calculation of Adjusted
                                                        EBITDA and, as
applicable, Adjusted Gross Profit as follows for each adjustment noted
                                                        below.
 Christopher Brown
ALLEGRO MICROSYSTEMS INC
September 25, 2020
Page 2

            AMTC Facility consolidation savings. Exclude all adjustments for operating expenses incurred.
            Labor savings. Exclude all adjustments operating expenses, including but not limited to wages for employees whose positions were eliminated and the offset of wages for newly hired employees.

      Please refer to Question 100.01 of the Non-GAAP Measures, Compliance and Disclosure
      Interpretations.
2. Please explain to us in more detail the nature of the following adjustments you have made to calculate Adjusted Gross Profit and Adjusted EBITDA and why this results in measures that are useful to investors. Clarify if any of the amounts reported for these adjustments was an estimate rather than an actual amount of a cost incurred, including the following:

            Loss (gain) from equity method investment
            Inventory cost amortization
            Foundry service payment
            Polar & Sanken distribution agreement
3. We note that you include an adjustment for Severance in your calculation of Adjusted
      EBITDA and that your adjustments for Labor savings and AMTC Facility consolidation savings appear to also include amounts related to severance. Please clearly describe to us the nature and source of the severance amounts included in each line item.
       You may contact Kevin Stertzel at 202-551-3723 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Brown
                                                           Division of
Corporation Finance
Comapany NameALLEGRO MICROSYSTEMS INC
                                                           Office of
Manufacturing
September 25, 2020 Page 2
cc:       Keith L. Halverstam
FirstName LastName